SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Sailing Capital Overseas Investments Fund, L.P.

Unit 2006-08

20/F Harbour Centre, 25 Harbour Road

Wan Chai, Hong Kong

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P02	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Sailing Capital Overseas Investments Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,712,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,712,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,712,920 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)
14	TYPE OF REPORTING PERSON PN

(1) 1,404,494 Shares are held by Wealth Map. Sailing Capital is the sole shareholder of Wealth Map. 308,426 Shares are held by Earls Mill. James Xiao Dong Liu is the sole director of Earls Mill and the Chairman of Sailing Capital.

(2) The percentage used is calculated based upon an aggregate of 19,280,612 shares of common stock of the Issuer outstanding as of November 1, 2019 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP No. 15117P02	SCHEDULE 13D	Page 3 of 7 Pages

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on February 14, 2018 (the "Original Schedule 13D") relating to the Shares of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meaning set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

It is anticipated that the funding for the Transaction (as described in Item 4) will be provided by equity financing. The equity financing will be provided by the members of the Buyer Consortium (as defined below) in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the "Rollover Shares").

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On November 9, 2019, TF Capital Ranok Ltd. ("TF Capital"), Bizuo (Tony) Liu ("Mr. Liu"), Hillhouse Bio Holdings, L.P. ("Hillhouse Bio", an affiliate of Hillhouse Capital Advisors, Ltd., ("Hillhouse")), Li (Helen) Zhang ("Ms. Zhang"), Yihong Yao ("Mr. Yao") and Chengxiang (Chase) Dai ("Mr. Dai," together with TF Capital, Hillhouse, Mr. Liu, Ms. Zhang and Mr. Yao and any Additional Consortium Members (defined below), collectively, the "Buyer Consortium", and together with Hillhouse Bio, TF Capital, Mr. Liu, Ms. Zhang and Mr. Yao, each, an "Initial Consortium Member") entered into a consortium agreement (the "Consortium Agreement"), pursuant to which each member of the Buyer Consortium has agreed, among other things, that (i) Mr. Liu, Hillhouse Bio and TF Capital, as lead investors under the Consortium Agreement, shall cooperate and proceed in good faith in undertaking due diligence, if required, engaging in discussions with the Issuer regarding the Proposal (as defined below) and/or an acquisition transaction of the Issuer (the "Transaction"), negotiating and finalizing the definitive documentation in connection with the Transaction and taking any action or refraining from taking any action to comply with the obligations, satisfying the closing conditions or exercise the rights under such definitive documentation, (ii) for a period ending on the earlier of (A) 12 months after the date of the Consortium Agreement and (B) the termination of the Consortium Agreement pursuant to its terms, each member of the Buyer Consortium shall work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith and against any other proposal opposed to the Transaction or that otherwise that could prevent, impede or, in any material respect, interfere therewith, and (iii) each applicable member of the Buyer Consortium shall cancel their (or their affiliates') Rollover Shares for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On November 10, 2019 and November 11, 2019, each of Dangdai International Group Co., Limited ("Dangdai") and Mission Right Limited ("Mission Right") entered into an adherence agreement to the Consortium Agreement and joined the Buyer Consortium.

CUSIP No. 15117P02	SCHEDULE 13D	Page 4 of 7 Pages

On November 11, 2019, the Buyer Consortium (including the Initial Consortium Members and Dangdai and Mission Right) submitted a non-binding preliminary proposal (the "Proposal") to the board of directors of the Issuer (the "Board"). In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Shares of the Issuer (other than the Rollover Shares) for $19.50 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

References to the Consortium Agreement, the Adherence Agreements of Dangdai and Mission Right and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement, the Adherence Agreements of Dangdai and Mission Right and the Proposal, which are attached hereto as Exhibit 3, Exhibit 4-A, Exhibit 4-B and Exhibit 5, respectively, and are incorporated herein by reference in their entirety.

On February 21, 2020, Maplebrook Limited ("Maplebrook"), Viktor Pan ("Mr. Pan"), OPEA SRL ("OPEA"), Zheng Zhou ("Mr. Zhou"), Wealth Map and Earls Mill (together with Dangdai and Mission Right, each, an "Additional Consortium Member") each entered into an adherence agreement (together with the adherence agreements to the Consortium Agreement entered into by Dangdai and Mission Right, each, an "Adherence Agreement" and together the "Adherence Agreements" ) to the Consortium Agreement and joined the Buyer Consortium. For the purposes of the Schedule 13D, and where the context so provides, all references to the "Buyer Consortium" shall be deemed to include Maplebrook, Mr. Pan, OPEA, Mr. Zhou, Wealth Map, Earls Mill, Dangdai and Mission Right as Additional Consortium Members.

On February 21, 2020, the Buyer Consortium (including the Initial Consortium Members and the Additional Consortium Members) submitted a new non-binding preliminary proposal (the "New Proposal") to a special committee of the Board consisting of independent and disinterested directors (the "Special Committee"). In the New Proposal, the Buyer Consortium proposed to acquire all of the outstanding shares of Shares of the Issuer (other than the Rollover Shares) for $19.50 per share in cash. The New Proposal also provided that, among other things (i) the Buyer Consortium would negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type; and (ii) the New Proposal was conditioned upon the non-waivable conditions requiring (A) approval of the Transaction by a properly functioning Special Committee and (B) approval of the Transaction by stockholders holding at least a majority of all the issued and outstanding Shares of the Issuer not affiliated with any member of the Buyer Consortium. For the purposes of the Schedule 13D, and where the context so provides, all references to the "Proposal" shall be deemed to refer to the "New Proposal."

References to the Adherence Agreements (of Maplebrook, Mr. Pan, OPEA, Mr. Zhou and Wealth Map and Earls Mill) and the New Proposal in this Amendment No. 1 are qualified in their entirety by reference to the Adherence Agreements (of Maplebrook, Mr. Pan, OPEA, Mr. Zhou and Wealth Map and Earls Mill) and the New Proposal which are attached hereto as Exhibit 6-A, Exhibit 6-B, Exhibit 6-C, Exhibit 6-D, Exhibit 6-E and Exhibit 7, respectively, and are incorporated herein by reference in their entirety.

CUSIP No. 15117P02	SCHEDULE 13D	Page 5 of 7 Pages

If the Transaction is carried out and consummated, the Shares of the Issuer will no longer be traded on the Nasdaq Global Market and the registration of the Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the shares of Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 19,280,612 Shares outstanding as of November 1, 2019 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement and the Adherence Agreements, the Reporting Persons and the other members of the Buyer Consortium that beneficially own Shares may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 9,278,290 shares of outstanding Shares (including an aggregate of 811,000 Shares issuable upon the exercise of options, 58,001 Shares issuable upon the vesting of restricted stock units and 358,974 Shares issuable upon the conversion of convertible notes held by members of the Buyer Consortium), which represents approximately 45.2% of the total shares of outstanding Shares (accounting for all Shares that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. 15117P02	SCHEDULE 13D	Page 6 of 7 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3:	Consortium Agreement, dated November 9, 2019 by and among the Initial Consortium Members (incorporated by reference to Exhibit 1 of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 4-A:	Adherence Agreement, dated November 10, 2019 by Dangdai International Group., Limited (incorporated by reference to Exhibit 2-A of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 4-B:	Adherence Agreement, dated November 11, 2019 by Mission Right Limited (incorporated by reference to Exhibit 2-B of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 5:	Proposal from the Buyer Consortium to the Board, dated November 11, 2019 (incorporated by reference to Exhibit 3 of the Schedule 13D filed by Hillhouse Capital Advisors, Ltd. on November 12, 2019).

Exhibit 6-A:	Adherence Agreement, dated February 21, 2020 by Maplebrook Limited (incorporated by reference to Exhibit 5-A of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

Exhibit 6-B:	Adherence Agreement, dated February 21, 2020 by Viktor Pan (incorporated by reference to Exhibit 5-B of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

Exhibit 6-C:	Adherence Agreement, dated February 21, 2020 by OPEA SRL (incorporated by reference to Exhibit 5-C of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

Exhibit 6-D:	Adherence Agreement, dated February 21, 2020 by Zheng Zhou (incorporated by reference to Exhibit 5-D of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

Exhibit 6-E:	Adherence Agreement, dated February 21, 2020 by Wealth Map Holdings Limited and Earls Mill Limited.

Exhibit 7:	New Proposal from the Buyer Consortium to the Special Committee (incorporated by reference to Exhibit 6 of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

CUSIP No. 15117P02	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 21, 2020

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu Title: Chairman

Exhibit 6-E

PRIVILEGED AND CONFIDENTIAL

 Execution Version

Adherence Agreement

This Adherence Agreement (this “Agreement”) is entered into on February 21, 2020

BY:

Wealth Map Holdings Limited, a limited liability company organized and existing under the Laws of the British Virgin Islands with its office address at Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong (“Wealth Map”); and

Earls Mill Limited, a limited liability company organized and existing under the Laws of the British Virgin Islands with its office address at Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong (together with Wealth Map, the “Additional Parties” and each, an “Additional Party”).

RECITALS:

(A)                 On November 9, 2019, the parties listed on Annex A to this Agreement (the “Existing Parties”) entered into a consortium agreement (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)                Additional Parties may be admitted to the Buyer Consortium pursuant to Section 1.4 of the Consortium Agreement.

(C)                Each Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	Defined Terms And Construction
(a)	Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.
(b)	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.
2.	Undertakings
(a)	Assumption of obligations

Each Additional Party undertakes to each other Party to the Consortium Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and where there is a reference to a “Party” it shall be deemed to include a reference to such Additional Party and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to such Additional Party as if such Additional Party had been a Party under the Consortium Agreement at the date of execution thereof. The number of Rollover Shares of such

Additional Party and/or the amount of Cash Contribution proposed to be made by such Additional Party, whether such Additional Party would be a “Sponsor” under the Consortium Agreement and, if yes, the Sponsor Percentage of such Additional Party are set forth in Schedule A hereto.

3.	Representations And Warranties
(a)	Each Additional Party represents and warrants to each of the other Parties as follows:
(1)	Status

It is a company duly organized, established and validly existing under the Laws of the jurisdiction stated in the preamble of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)	Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by such Additional Party has been duly authorized by all necessary action on behalf of such Additional Party.

(3)	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by such Additional Party and constitutes the legal, valid and binding obligation of such Additional Party, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(4)	Ownership

As of the date of this Agreement, (i) such Additional Party is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the certificate of incorporation and bylaws of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3(a)(4), such Additional Party’s Company Securities listed in Schedule B hereto constitute all of the shares of Common Stock, Company Options and Company RSUs (and any other securities convertible, exercisable or exchangeable into or for any shares of Common Stock) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, such Additional Party is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement and the Consortium Agreement with respect to the Covered Securities. Such Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.

(5)	Reliance

Such Additional Party acknowledges that the Existing Parties have consented to the admission of such Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices) and Section 10.9 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, each Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

Wealth Map Holdings Limited

By:

Name: James Xiao Dong Liu

Title: Director

Notice details:

Address: Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong

Attention:

Email: jamesliu@sailing-capital.com

Phone: +86 13501609795

Fax: +852 2630 2011

[Signature page to Adherence Agreement]

IN WITNESS WHEREOF, each Additional Party has executed this Agreement and delivered this Agreement as of the day and year first above written.

Earls Mill Limited

By:

Name: James Xiao Dong Liu

Title: Director

Notice details:

Address: Unit 2006-08, 20/F Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong

Attention:

Email: jamesliu@sailing-capital.com

Phone: +86 13501609795

Fax: +852 2630 2011

Annex A

Existing Parties

Hillhouse Bio Holdings, L.P.

TF Capital Ranok Ltd.

Bizuo (Tony) Liu

Li (Helen) Zhang

Yihong Yao

Chengxiang (Chase) Dai